Exhibit 99.1

Jaguar Mining Announces Fourth Quarter and Full Year 2012 Financial Results and Adoption of Advance Notice By-Law

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, March 21, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today reported a net loss of $49.4 million or $0.58 per fully diluted share for the quarter ended December 31, 2012.  This result compares to a net loss of $33.7 million or $0.40 per fully diluted share in the fourth quarter of 2011. The fourth quarter 2012 result includes an impairment charge of $55.3 million and an $8.5 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1).  The impairment consists of an additional charge of $42.4 million relating to the Paciência operation, which remains on care and maintenance, and $12.9 million attributable to the Turmalina operation where operating costs have been historically high.  Excluding these non-operating items, Jaguar's fourth quarter result was a net loss of $6.9 million or $0.08 per fully diluted share.

For the full year 2012, Jaguar reported a net loss of $84.5 million or $1.00 per fully diluted share.  This compares to a net loss of $65.6 million or $0.78 per fully diluted share in the full year 2011.  The full year result for 2012 includes an impairment charge of $103.0 million and a $75.5 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1).  The full year result for 2011 includes a $32.3 million unrealized non-cash loss on the conversion option embedded in convertible debt.  Excluding these non-operating items, Jaguar's full year 2012 result was a net loss of $61.4 million or $0.73 per fully diluted share compared to net a net loss of $33.4 million or 0.40 per share in the full year 2011.

During the fourth quarter 2012, Jaguar sold 21,298 ounces of gold at an average realized price of $1,714 per ounce.  This compared to sales of 34,157 ounces of gold at an average realized price of $1,680 per ounce in the three months ended December 30, 2011.  Average cash operating cost per ounce was $915 in the fourth quarter 2012 compared to $963 in the third quarter 2012 and $1,114 in the fourth quarter 2011.  Cash operating margin was $799 per ounce in the fourth quarter 2012 compared to $685 per ounce in the third quarter 2012 and $566 per ounce in the fourth quarter 2011.  The decrease in the Company's average cash operating cost per ounce during the fourth quarter 2012 as compared to the fourth quarter 2011 was attributable to Jaguar's on-going cost reduction and operational improvement program which included placing the Paciência operation on care and maintenance beginning in May 2012, reduced headcount at the mining operations and continued focus on reducing dilution and improving safety and productivity.

For the full year 2012 Jaguar sold 103,676 ounces at an average realized price of $1,663 per ounce.  Average cash operating cost for the year was $1,082 per ounce resulting in an average cash operating margin of $581 per ounce for the year.  These figures compared to 155,525 ounces of gold sold at an average realized price of $1,563 per ounce, average cash operating cost per ounce of $870 and average cash operating margin of $693 per ounce in the full year 2011.

Gold production for the quarter ended December 31, 2012 totaled 21,676 ounces and for the full year totaled 102,823 ounces.  These production results compare to 33,397 ounces of gold in the fourth quarter of 2011 and 155,764 ounces for the full year 2011.  The decline in comparative quarterly and annual production levels was the result of the Company's decision to place the Paciência operation on care and maintenance beginning in May 2012 and a transition of mining and ground support methods which, during the course of implementation, negatively impacted production cycle times in the Turmalina operation.

Commenting on the Company's results, David Petroff, Jaguar's President and CEO stated, "2012 was a challenging year for Jaguar and these results reflect the magnitude of the challenges and the temporary disruptive impact related to the implementation of new mining and ground control methods.  Reducing the carrying value of the Paciência and Turmalina operations is a non-cash accounting charge that reflects Paciência remaining on care and maintenance and the high historical operating costs recorded at Turmalina.  The reduced book value of these properties does not alter the importance of the properties in the Company's long term future.   We have made continual improvement in each of the last three quarters in terms of bringing our operating cash costs down.  We believe this is an indication that we are on the right track.  Further, preliminary operating results in the first two months of 2013 showed a continuation of this positive trend of lower production cost per ounce."

"The Caeté operation had a very good year meeting production targets and developing a sound production cycle," Petroff continued.  "The Turmalina operation is making progress with development now moving out ahead of production and providing some additional operational flexibility.  The change in ground control method implemented in 2012 is having the desired effect of improving safety and structural stability in the mines.  The temporary negative impact of the implementation has begun to ease as the operations have incorporated the revised program into to the production cycle."

"With a new permanent management team now in place we will continue to focus on and implement continuous improvement at the operations throughout 2013.  We are encouraged by our many opportunities as we build and strengthen for the future," Petroff concluded.

Summary of Key Operating Results - Consolidated

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
	2012	2011	2012	2011
($ in 000s, except per share amounts)
Gold sales	$ 36,511	$ 57,398	$ 172,430	$ 243,137
Ounces sold	21,298	34,157	103,676	155,525
Average sales price $ / ounce	1,714	1,680	1,663	1,563
Gross profit	9,344	1,817	6,143	43,352
Net income (loss)	(49,371)	(33,661)	(84,537)	(65,623)
Basic income (loss) per share	(0.58)	(0.40)	(1.00)	(0.78)
Diluted income (loss) per share	(0.58)	(0.40)	(1.00)	(0.78)
Weighted avg. # of shares outstanding - basic	84,409,648	84,409,648	84,409,648	84,386,569
Weighted avg. # of shares outstanding - diluted	84,409,648	84,409,648	84,409,648	84,386,569

Key Operating Statistics by Operation

Three Months Ended December 31, 2012 Operating Data

	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	113	2.64	87%	8,206	$ 74.20	$ 1,057
Paciência	-	-	-	-	-	-
Caeté	172	3.16	88%	13,470	66.30	828
Total	285	2.96	88%	21,676	$ 69.40	$ 915

Twelve Months Ended December 31, 2012 Operating Data

	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	541	2.39	89%	37,840	$ 78.40	$ 1,135
Paciência	170	2.15	90%	9,987	92.30	1,536
Caeté	657	3.13	89%	54,996	79.50	962
Total	1,368	2.72	89%	102,823	$ 80.70	$ 1,082

Three Months Ended December 31, 2011 Operating Data

	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	181	3.03	87%	13,470	$ 87.50	$ 1,117
Paciência	108	2.63	91%	6,632	81.40	1,307
Caeté	176	3.15	87%	13,295	81.70	1,014
Total	465	2.98	88%	33,397	$ 83.90	$ 1,114

Twelve Months Ended December 31, 2011 Operating Data

	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	655	3.32	89%	61,400	$ 79.90	$ 886
Paciência	460	2.97	92%	39,581	68.90	787
Caeté	674	3.03	87%	54,783	75.10	912
Total	1,789	3.12	89%	155,764	$ 75.30	$ 870

2013 Outlook

Jaguar expects 2013 gold production in the range of 85,000 to 95,000 ounces.  On this planned production volume, cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.00 per US$). Capital expenditures for 2013 are anticipated to be approximately $35 million of which $22 million is expected to be spent at Caeté and $13 million at Turmalina. Costs are expected to continue to trend downward throughout 2013 as the planned benefits of the operational improvements and changes in mining methodology implemented in 2012 are realized incrementally throughout the year.

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the fourth quarter results and operations on Monday, March 25, 2013 at 10:00 a.m. ET.  The call can be accessed via telephone or webcast.

Live teleconference access:

US Dial In (Toll Free):	1-866-524-3160
International Dial In:	1-412-317-6760

Live audio webcast: www.jaguarmining.com
Replay:
US Toll Free: 1-877-344-7529
International Toll: 1-412-317-0088
Conference Number:  10026555

Availability of Annual Financial Statements

Jaguar expects to file its audited financial statements for the year ended December 31, 2012 on March 22, 2013.  These financial statements, along with the related notes, can be viewed at the investor relations page of the Company's website at www.jaguarmining.com.  A hard copy of the financial statements and the Company's annual report can be obtained free of charge by sending a request via email to ir@jaguarmining.com or by calling 1-647-5JAG (5524).

Advance Notice By-Law

On March 20, 2013, the Board of Directors of Jaguar approved the adoption of an advance notice by-law (the "By-law") which requires advance notice to the Company in circumstances where nominations of persons for election as a director of the Company are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the "Act"); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the By-law fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The By-law is effective as at the date of approval by the Board.  At the next meeting of shareholders, shareholders will be asked to confirm and ratify the By-law and if the By-law is not confirmed at the meeting by ordinary resolution of shareholders, the By-law will terminate and be of no further force and effect following the termination of the meeting.

The Company believes that adopting the By-law is considered to be good corporate governance. The By-law facilitates an orderly and efficient annual or special meeting process and it ensures that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees. This allows the Corporation and its shareholders to evaluate the proposed nominees' qualifications and suitability as directors, which further allows shareholders to cast an informed vote for the election of directors.

The full text of the By-Law will be available via SEDAR at www.sedar.com.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's 2013 estimated gold production and cash operating cost.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective the first quarter of 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details will be available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the period ended December 31, 2012.

The following tables contain information for the quarter (unaudited) and year ended December 31, 2012. The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's audited financial statements for the period ended December 31, 2012 are were filed on SEDAR and EDGAR on March 20, 2013. Readers should refer to those filings for the final audited financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$ 13,856	$ 74,475
Inventory	26,342	34,060
Prepaid expenses and sundry assets	20,069	25,541
Derivatives	43	-
	60,310	134,076

Prepaid expenses and sundry assets	56,886	48,068
Restricted cash	609	909
Assets available for sale	612	-
Property, plant and equipment	301,383	388,675
Mineral exploration projects	84,075	88,938
	$ 503,875	$ 660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 29,745	$ 34,922
Notes payable	27,388	22,517
Income taxes payable	15,451	18,953
Reclamation provisions	4,124	2,082
Other provisions	4,796	4,347
Deferred compensation liabilities	105	2,953
Other liabilities	20	1,475
	81,629	87,249

Notes payable	240,158	228,938
Option component of convertible notes	4,458	79,931
Deferred income taxes	6,624	8,635
Reclamation provisions	16,927	15,495
Deferred compensation liabilities	216	2,270
Other liabilities	60	339
Total liabilities	350,072	422,857

Shareholders' equity:
Share capital	370,043	370,043
Stock options	2,137	14,207
Contributed surplus	16,015	3,414
Deficit	(234,392)	(149,855)
Total equity attributable to equity shareholders of the Company	153,803	237,809

	$ 503,875	$ 660,666

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2012	Year Ended December 31, 2011

Gold sales	$ 172,430	$ 243,137
Production costs	(127,851)	(153,331)
Stock-based compensation	457	(347)
Depletion and amortization	(38,893)	(46,107)
Gross profit	6,143	43,352

Operating expenses:
Exploration	700	1,953
Paciência shut down & care and maintenance	4,350	-
Stock-based compensation (recovery)	(1,864)	2,970
Administration	18,886	25,506
Management fees	30	3,016
Amortization	1,168	1,249
Other	3,595	2,596
Total operating expenses	26,865	37,290

Income (loss) before the following	(20,722)	6,062

Loss (gain) on derivatives	(720)	420
Loss (gain) on conversion option embedded in convertible debt	(75,473)	32,250
Foreign exchange loss	5,882	8,480
Accretion expense	3,585	2,454
Interest expense	28,511	27,001
Interest income	(3,168)	(9,237)
Loss (gain) on disposition of property	2,805	(2,029)
Impairment of properties	102,997	-
Other non-operating expense	1,164	453
Total other expenses	65,583	59,792

Loss before income taxes	(86,305)	(53,730)
Income taxes
Current income taxes (recoveries)	(466)	3,450
Deferred income taxes (recoveries)	(1,302)	8,443
Total income taxes	(1,768)	11,893

Net loss and comprehensive loss for the year	$ (84,537)	$ (65,623)

Basic and diluted loss per share	$ (1.00)	$ (0.78)

Weighted average number of common shares outstanding - basic and diluted	84,409,648	84,386,569

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2012	Year Ended December 31, 2011

Cash provided by (used in):
Operating activities:
Net loss and comprehensive income (loss) for the year	$ (84,537)	$ (65,623)
Adjustments to reconcile net earnings to net cash provided from
(used in) operating activities:
Unrealized foreign exchange (gain) loss	(4,184)	11,618
Stock-based compensation expense (recovery)	(2,321)	3,317
Interest expense	28,511	27,001
Accretion of interest income	-	(188)
Accretion expense	3,585	2,454
Deferred income taxes (recovery)	(1,302)	8,443
Depletion and amortization	40,061	47,356
Impairment of properties	102,997	-
Write-down of Paciência inventory	1,825	2,242
Unrealized (gain) loss on derivatives	(43)	168
Unrealized loss (gain) on option component of convertible note	(75,473)	32,250
Provision and loss on disposition of PPE	4,460	1,618
Impairment mineral exploration projects	-	528
Reclamation expenditures	(298)	(556)
Current income tax paid	-	(140)
	13,281	70,488
Change in non-cash operating working capital:
Inventory	7,146	286
Prepaid expenses and sundry assets	(12,183)	(8,845)
Accounts payable and accrued liabilities	(5,597)	8,419
Income taxes payable	(3,502)	2,416
Other provisions	449	1,725
Deferred compensation liabilities	(2,383)	(2,570)
	(2,789)	71,919
Financing activities:
Issuance of common shares	-	164
Decrease in restricted cash	300	-
Repayment of debt	(20,703)	(24,163)
Increase in debt	23,200	115,313
Interest paid	(14,370)	(13,276)
Other liabilities	(1,733)	613
	(13,306)	78,651
Investing activities:
Mineral exploration projects	(8,554)	(15,723)
Purchase of property, plant and equipment	(44,263)	(95,107)
Proceeds from disposition of property, plant and equipment	1,556	365
	(51,261)	(110,465)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	6,737	(4,853)
Increase (decrease) in cash and cash equivalents	(60,619)	35,252
Cash and cash equivalents, beginning of year	74,475	39,223
Cash and cash equivalents, end of year	$ 13,856	$ 74,475

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $4.5 million at December 31, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $75.5 million for the year ended December 31, 2012 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (December 31, 2011 - $32.3 million loss).

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 21:50e 21-MAR-13